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File No. 058605-0007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance
Mary Beth Breslin, Senior Attorney
Johnny Gharib, Attorney

Re:	CytomX Therapeutics, Inc.
Registration Statement on Form S-3
Filed on November 3, 2016
File No. 333-214418

Ladies and Gentlemen:

On behalf of CytomX Therapeutics, Inc. (the “Company” or “CytomX”), we are hereby filing Amendment No. 1 to the Company’s Registration Statement on Form S-3 (“Amendment No. 1”) in response to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) on November 21, 2016 (the “Letter”) relating to the Registration Statement on Form S-3 that the Company filed with the Securities and Exchange Commission on November 3, 2016 (the “Registration Statement”). Amendment No. 1 has been revised to reflect the Company’s supplemental response to comment number 1 of Letter. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 1, five of which have been marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

November 23, 2016

Sales Agreement Prospectus Cover Page

1.	Your disclosure on the sales agreement prospectus cover page states that sales may be made “to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law, including in privately negotiated transactions.” Please tell us whether sales made to or through a market maker, sales made in negotiated transactions at market prices or at prices related to prevailing market prices or sales made in privately-negotiated transaction satisfy the “at the market offering” definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

Response: The Company respectfully advises the Staff that the sales agreement prospectus cover page has been amended to remove any reference to the sales methods referred to in the Staff’s comment. The Company further notes that its current intention is to only use sales methods that are deemed to be an “at the market offering” as defined in Rule 415 and that, to the extent that a sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted from the sales agreement prospectus, the Company confirms that it will file an additional prospectus supplement at the time of such sales, if any, or provide the Staff with an explanation as to why such additional filing is not necessary.

* * *

November 23, 2016

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3063 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Miles P. Jennings

Miles P. Jennings, Esq. of LATHAM & WATKINS LLP

cc:	Sean A. McCarthy, D. Phil., CytomX Therapeutics, Inc.
Robert C. Goeltz II, CytomX Therapeutics, Inc.
Cynthia J. Ladd, Esq., CytomX Therapeutics, Inc.
Mark V. Roeder, Esq., Latham & Watkins LLP